UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                Geokinetics, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   3729101208
                                 (CUSIP Number)

                                 Ivy Dodes, Esq.
                           Credit Suisse First Boston
                                11 Madison Avenue
                            New York, New York 10010
                                 (212) 325-2000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss..240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D




CUSIP No. 372910208

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Credit Suisse First Boston, on behalf of the Credit Suisse First Boston business unit, excluding Asset Management

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) / /

     (b) /X/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*: OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland

                     7.       SOLE VOTING POWER
Number of                     7,063,158 (37.6%) (See Item 5)
Shares Bene-         8.       SHARED VOTING POWER
ficially Owned                0 (See Item 5)
by Each              9.       SOLE DISPOSITIVE POWER
Reporting                     7,063,158 (37.6%) (See Item 5)
Person With          10.      SHARED DISPOSITIVE POWER
                              0 (See Item 5)


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

     7,063,158 (See Item 5)

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) :

     37.6% (See Item 5)

14.  TYPE OF REPORTING PERSON*: BK, HC, 00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Introduction.

     The Reporting Person (as defined below) hereby amends and supplements the Report on Schedule 13D, originally filed on October 12, 1999 (the "Schedule 13D") as amended and supplemented by Amendment 1 to the Schedule 13D filed on January 29, 2000 ("Amendment 1") with respect to the shares of common stock, par value $.01 per share (the "Shares"), of Geokinetics, Inc. (the "Company").

     Item 1. Security and Issuer.

     The response set forth in Item 1 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

     "This Schedule 13D relates to shares of common stock, par value $0.01 per share of Geokinetics, Inc. whose principal executive office is One Riverway, Suite 2100, Houston, Texas 77056."

     Item 2. Identity and Background.

     The response set forth in Item 2 of the Schedule 13D, as amended by Amendment 1 is hereby amended by deleting the previous response in its entirety and replacing it with the following:

     "In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Statement is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute the Credit Suisse First Boston business unit (the "CSFB business unit") excluding Asset Management (as defined below) (the "Reporting Person"). The CSFB business unit is also comprised of an asset management business principally conducted under the brand name Credit Suisse Asset Management ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The address of CSFBI's principal business and office is Eleven Madison Avenue, New York, New York 10010. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland.

     CSFBI owns all of the voting stock of Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), a Delaware corporation and holding company. Credit Suisse First Boston LLC ("CSFB LLC"), a Delaware limited liability company, is a registered broker-dealer that effects trades in many companies, including the Issuer. CSFB LLC is the successor company of Credit Suisse First Boston Corporation ("CSFBC"), and all references hereinafter to CSFBC shall be deemed to refer to CSFB LLC. CSFB-USA is the sole member of CSFB LLC. The address of the principal business and office of each of CSFB-USA and CSFB LLC is Eleven Madison Avenue, New York, New York 10010.

     CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own shares of Common Stock of the issuer to which this Statement relates and such shares are not reported in this Statement. CSG expressly disclaims beneficial ownership of Common Stock beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Common Stock beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     GeoLease LP ("GeoLease LP") was formed for the purpose of purchasing certain equipment and assuming, as lessor, an equipment lease between Input/Output, Inc. and the Issuer (the "Equipment Lease").

     GeoLease G.P., Inc. ("GeoLease GP"), a Delaware corporation, is the managing general partner of GeoLease LP and as such, GeoLease GP is responsible for GeoLease LP's day-to-day management.

     Geolease GP is a wholly-owned subsidiary of DLJ Investment Partners, Inc. ("DLJIP Inc.").

     DLJIP Inc. is a wholly-owned subsidiary of Credit Suisse First Boston Private Equity, Inc. ("CSFBPE"), a Delaware corporation and a wholly-owned subsidiary of CSFB-USA.

     Hereinafter, GeoLease LP, GeoLease GP, DLJIP Inc. and CSFBPE are collectively referred to as the "CSFB Entities."

     The Reporting Person, CSFBI, CSFB-USA and CSFB LLC may also be deemed, for purposes of this Statement, to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by CSFB LLC.

     The name, business address, citizenship and title of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, CSFBPE, CSFB LLC and those CSFB Entities that are corporations are set forth on Schedule A through Schedule G attached hereto, each of which is incorporated by reference herein.

     Except as otherwise provided herein, during the past (5) years none of the Reporting Person, CSFBI, CSFB-USA, CSFB LLC, the CSFB Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through G attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

     On January 22, 2002, CSFBC, without admitting or denying any alleged violation, entered into coordinated settlements with NASD Regulation, Inc. ("NASDR") and the Securities and Exchange Commission ("SEC") resolving all outstanding investigations of CSFBLLC into the allocation of shares in initial public offerings ("IPOs"). CSFB-USA was then the sole stockholder of CSFBLLC.

     CSFBC consented to these settlements without admitting or denying any of the allegations made in the SEC's Complaint or the Letter of Acceptance, Waiver and Consent ("AWC") filed with the NASDR. The SEC and NASDR alleged that, between April 1999 and June 2000, certain CSFBC employees allocated many shares in IPOs to over 100 customers with whom they had improper profit-sharing arrangements. The NASDR and SEC alleged that certain employees allocated "hot" IPO shares to certain customers who paid the Firm a portion of the profits (between 33 and 65 percent) that they made when they sold their IPO stock, by paying inflated brokerage commissions on transactions unrelated to the IPO shares.

     Under the terms of the coordinated settlement:

          o CSFBC paid a total of $100 million. This amount included $30 million in fines and civil penalties divided evenly between the SEC and NASDR, and a total of $70 million in disgorgement, $35 million of which was paid to the U.S. Treasury and $35 million of which was paid to the NASDR, representing the monies obtained as a result of the conduct described by the SEC and NASDR. The SEC determined in this case that it was appropriate and in the public interest to pay funds to the U.S. Treasury rather than to any third parties.

          o CSFBC has adopted and implemented revised policies and procedures for allocating IPOs in its broker-dealer operations. The SEC and NASD have reviewed these policies and procedures. These included the establishment of an IPO Allocation Review Committee, a process for the pre-qualification of accounts before they are eligible to receive IPO allocations and enhanced supervisory procedures, which includes the review of commissions paid by certain accounts receiving allocations around the time of the IPO. CSFBC also agreed to retain an independent consultant to review the implementation of these policies and procedures one year from the date of the settlement.

     In the NASDR settlement, CSFBC, without admitting or denying any findings, consented to a censure and findings that it violated NASD Rules 2110, 2330, 2710, 3010 and 3110. These Rules (a) require broker-dealers to adhere to just and equitable principles of trade, (b) prohibit broker-dealers from sharing in the profits of client accounts except as specifically provided, (c) require a managing underwriter to file certain information that may have a bearing on the NASDR's review of underwriting arrangements, (d) require members to establish, maintain and enforce a reasonable supervisory system, and (e) require broker-dealers to maintain certain books and records.

     The NASDR AWC also found violations of Section 17(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and SEC Rule 17a-3, thereunder, which are incorporated by NASD Rule 3110 and similarly impose certain record keeping requirements on CSFBC as a broker-dealer. In the SEC settlement, CSFBC, without admitting or denying the allegations of the Complaint, consented to entry by the District Court for the District of Columbia of a final judgment that: (1) permanently enjoined CSFBC, directly or indirectly, from violations of NASD Conduct Rules 2110 and 2330 and Section 17(a)(1) of the Exchange Act and SEC Rule 17a-3; and (2) ordered CSFBC to comply with certain undertakings.

     Neither the SEC nor NASDR made any allegations or findings of fraudulent conduct by CSFBC. Further, neither the SEC nor NASDR alleged that any IPO prospectus was rendered false or misleading by CSFBC's conduct or that this conduct affected either the offering price of an IPO or the price at which any IPO stock traded in the aftermarket."

     Item 3. Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

     "GeoLease LP obtained an aggregate of 7,063,158 Shares, constituting 37.6% of all Shares, in connection with that certain Securities Purchase and Exchange Agreement, dated as of May 2, 2003 (the "Exchange Agreement"), among the Company, GeoLease LP and the other parties thereto, whereby the Company agreed to restructure its lease obligations under the Equipment Lease to, among other things (i) reduce the accrued lease balance owed to GeoLease LP as of April 30, 2002 from $6,672,530 to $3,700,000, which amount was frozen but continues to accrue simple interest at 6% per annum from May 1, 2002 until April 30, 2004, when such balance shall become payable in full, (ii) reduce the monthly payments under the lease from $260,000 to $62,400 (inclusive of any applicable taxes) per month beginning May 1, 2002, and (iii) eliminate the $1,900,000 deferred rent obligation to GeoLease LP. In exchange, the Company, among other things, (w) paid GeoLease LP $1,000,000 in cash, (x) paid GeoLease LP an amount of cash equal to $62,400 (inclusive of any applicable taxes) for each calendar month (or portion thereof) from May 1, 2002 through May 2, 2003, (y) issued GeoLease LP 5,317,804 Shares or 28% (excluding shares reserved for the Option Pool and the Residual Warrants and Options) of the Shares outstanding immediately following the Restructuring, plus 1,745,354 Shares that constitute the remainder of the Shares not subscribed for by certain creditors of the Company who elected to receive cash in lieu of Shares in exchange for their notes and warrants, and (z) paid GeoLease LP up to $135,000 of cash not distributed to 2003 Noteholders who elect to receive Shares in lieu of cash in exchange for their notes and warrants. All capitalized terms used in this Item 3 without definition shall have such meanings as are ascribed to them in the Exchange Agreement incorporated by reference herein as Exhibit I.

     The description of the Exchange Agreement (inclusive of the other agreements which are exhibits thereto), contained in this Item 3 is a summary and is subject to and qualified in its entirety by reference to the detailed provisions of the Exchange Agreement that is incorporated by reference herein as
Exhibit I."

     Item 4. Purpose of the Transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

     "The purpose of the receipt of 7,063,158 Shares by GeoLease LP was to effect the restructuring of the Company's obligations and capital structure to avoid a bankruptcy, reorganization or liquidation of the Company. As disclosed in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders held March 18, 2003 (the "Proxy Statement"), the Company sought stockholder approval of a series of debt restructuring, recapitalization and private placement transactions with the Company's principal creditors (collectively, the "Restructuring"), as an alternative to a bankruptcy reorganization or liquidation. (see "The Restructuring (Proposal 1) - Restructuring Alternative to Bankruptcy Reorganization or Liquidation" at page 8 of the Proxy Statement and "Background of the Restructuring" at pages 16-21 of the Proxy Statement). The principal elements of the Restructuring included: (i) a 1:100 reverse stock split of the outstanding common stock (the "Reverse Stock Split"); (ii) a $3,500,000 private placement of Shares representing 56% of the Company's outstanding common stock immediately following the Restructuring giving effect to the Reverse Stock Split (the "Private Placement"); (iii) the exchange of all of the indebtedness evidenced by the 2003 Notes of the Company and the 2003 Warrants of the Company for an aggregate of up to 15% of the Company's Shares outstanding after giving effect to the Reverse Stock Split and Private Placement or, at the election of the holders of the 2003 Notes, an aggregate of up to $135,000 cash paid at closing out of the proceeds of the Private Placement; (iv) the exchange of all of the indebtedness evidenced by the 2005 Notes of the Company and the 2005 Warrants of the Company for an aggregate of $15,000 cash paid at closing out of the proceeds of the Private Placement; (v) a restructuring of the Company's lease obligations under the equipment lease between the Company and GeoLease LP; (vi) the reduction of the percentage ownership of common stock of the Company by existing stockholders of the Company to 1% of the Shares outstanding after the Reverse Stock Split and the issuance of new Shares to investors in the Private Placement (collectively, the "Cash Investors"), the holders of 2003 Notes electing to receive Shares in exchange for 2003 Notes and 2003 Warrants and GeoLease LP; and (vii) the grant by the Company of certain demand and piggyback registration rights to the Cash Investors and to GeoLease LP and the holders of 2003 Notes electing to receive Shares in the Restructuring. (see "The Restructuring (Proposal 1) - Principal Elements of the Restructuring" at pages 5-7 of the Proxy Statement). The Proxy Statement was filed with the Commission on February 14, 2003. All capitalized terms used in this Item 4 without definition shall have such meanings as are ascribed to them in the Exchange Agreement incorporated by reference herein as
Exhibit I.

     Under the terms of the Exchange Agreement and to effect the Restructuring, it was a condition precedent to the obligations of the holders of the 2003 Notes and Warrants and the holders of the 2005 Notes and Warrants to exchange their notes and warrants for Shares and/or cash (as the case may be) and the completion of the Private Placement that GeoLease LP restructure the Equipment Lease as described above in Item 3.

     DLJ Investment Partners, L.P., a Delaware limited partnership ("Investment Partners"), Investment Corp. and DLJ ESC II, L.P., a Delaware limited partnership ("ESC II") each held 2003 Notes, 2003 Warrants, 2005 Notes and 2005 Warrants, all of which were exchanged for cash in the Restructuring. Investment Partners and DLJ ESC, L.P. are indirect subsidiaries of CSFBI.

     Pursuant to the Exchange Agreement, (i) the Cash Investors, the holders of the 2003 Notes and 2003 Warrants that elected to receive Shares in lieu of cash upon exchange of their notes and warrants, and GeoLease LP entered into a Registration Rights Agreement dated as of May 2, 2003 with the Company (the "Registration Rights Agreement"), pursuant to which (A) the Cash Investors are entitled to three demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, pari passu with the registration rights of the 2003 Noteholders and GeoLease LP and (B) GeoLease LP and the 2003 Noteholders electing to receive Shares for their 2003 Notes and 2003 Warrants in lieu of cash, acting together, are entitled to two demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, with priority over other holders of registration rights but without preference to or priority over the registration rights of the Cash Investors, and (ii) Geolease LP entered into a Co-Sale Agreement dated as of May 2, 2003 with Blackhawk Capital Partners, Blackhawk Investors, L.L.C., Blackhawk Investors II, L.L.C., Somerset Capital Partners, William R. Ziegler and Steven A. Webster (collectively the "Blackhawk Partners") and each of the 2003 Noteholders electing to receive Shares in lieu of cash for their notes and warrants (collectively, the "Investors") and the Company (the "Co-Sale Agreement"), pursuant to which, among other things, (A) the Blackhawk Partners agreed not to sell, assign, transfer or dispose of their Shares without the consent of the Investors, except as otherwise provided in the Co-Sale Agreement (which includes a number of categories of exempt transfers) and (B) the Blackhawk Partners granted to the Investors certain co-sale rights to participate in any sale or transfer (other than exempt transfers) by any Blackhawk Partner(s) of at least 25% of the Shares owned by such Blackhawk Partner(s).

     Except as described in this Statement, as of the date hereof, the Reporting Person has not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     The descriptions of the Exchange Agreement, the Proxy Statement, the Registration Rights Agreement and the Co-Sale Agreement (in each case, inclusive of the other agreements which are exhibits thereto), contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Exchange Agreement, the Proxy Statement, the Registration Rights Agreement and the Co-Sale Agreement, that are incorporated by reference herein as Exhibits I, II, III and IV, respectively."

     Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 of the Schedule 13D, as amended by Amendment 1 is hereby amended by deleting the previous response in its entirety and replacing it with the following:

     "(a) and (b) GeoLease GP beneficially owns 7,063,158 which constitutes 37.6% of the Shares of the Company. As the sole stockholder of GeoLease GP, Investment Corp, and as the sole stockholder of Investment Corp, CSFBPE, and as the sole stockholder of CSFBPE, CSFB-USA may be deemed, for purposes of Rule 13d-3 under the Act, to beneficially own indirectly GeoLease GP's Shares.

     (c) No transactions in the Shares have been effected since May 2, 2003 by the Reporting Person, CSFBI, CSFB-USA or the DLJ Entities."

     (d) To the best knowledge of the Reporting Person, no person other than those identified in this schedule has the right to receive or the power to collect the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

     "As previously disclosed in Item 4 above, (i) GeoLease LP is party to the Exchange Agreement, which provided for, among other things, the issuance of Shares to GeoLease LP. See Item 4 above for further details with respect to the provisions of the Exchange Agreement.

     In addition, contemporaneously with the execution and delivery of the Exchange Agreement, (i) GeoLease LP entered into the Registration Rights Agreement, and (ii) GeoLease LP entered into the Co-Sale Agreement. See Item 4 above for further details with respect to the provisions of the Registration Rights Agreement and the Co-Sale Agreement.

     The descriptions of the Exchange Agreement, Registration Rights Agreement and Co-Sale Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Exchange Agreement, Registration Rights Agreement and Co-Sale Agreement, copies of which are incorporated by reference herein as Exhibits I, III and IV, respectively.

     Except as described above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of
Schedule 13D."

     Item 7. Material to be filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D, as amended by Amendment 1 is hereby amended by deleting the previous response in its entirety and replacing it with the following:

"Exhibit I.    Exchange Agreement referred to in Items 3, 4 and 6 (incorporated by reference to Form of Securities Purchase and Exchange Agree-ment attached as Exhibit A to the Proxy Statement filed by the Company with the SEC on February 14, 2003 (File No. 000-09268)).

Exhibit II. Proxy Statement of the Company for the 2002 Annual Meeting of Stockholders referred to in Item 4 (incorporated by reference to the Definitive Proxy Statement of the Company on Schedule 14A filed with the SEC on February 14, 2003 (File No. 000-09268)).

Exhibit III. Registration Rights Agreement referred to in Items 4 and 6 (incorporated by reference to Exhibit V to the Schedule 13D relating to the Shares filed by Blackhawk Investors II, L.L.C., Blackhawk Investors, L.L.C., Blackhawk Capital Partners, Somerset Capital Partners, Thomas H. O'Neill, Jr., Steven A. Webster and William A. Ziegler with the SEC on May 12, 2003).

Exhibit IV. Co-Sale Agreement referred to in Items 4 and 6 (incorporated by reference to Exhibit VI to the Schedule 13D relating to the Shares filed by Blackhawk Investors II, L.L.C., Blackhawk Investors, L.L.C., Blackhawk Capital Partners, Somerset Capital Partners, Thomas H. O'Neill, Jr., Steven A. Webster and William
               A. Ziegler with the SEC on May 12, 2003)."

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 1, 2003



                            Credit Suisse First Boston,
                                 acting solely on
                                 behalf of the Credit
                                 Suisse First Boston
                                 business unit.

                            By:  /s/ Ivy Dodes
                                 ----------------------------------
                                 Name:   Ivy Dodes
                                 Title:  Managing Director

                                   SCHEDULES

     Schedules A through G are hereby deleted in their entirety and replaced with the following:


                                                                      Schedule A

                        Executive Officers and Directors
                                       of
                                GeoLease GP, Inc.


     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the GeoLease GP, Inc. The business address of the GeoLease GP, Inc. is 11 Madison Avenue, New York, NY 10010.


-------------------------------------------------------------------------------------------------------------------
           Name                 Business Address                    Title                        Citizenship
-------------------------------------------------------------------------------------------------------------------
Douglas Ladden              11 Madison Avenue         Sole Director, President and       United States
                            New York, NY  10010       Secretary
-------------------------------------------------------------------------------------------------------------------
Ivy B. Dodes                11 Madison Avenue         Senior Vice President and          United States
                            New York, NY  10010       Principal
-------------------------------------------------------------------------------------------------------------------
John Ficarra                11 Madison Avenue         Vice President                     United States
                            New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Edward A. Poletti           11 Madison Avenue         Chief Financial Officer, Senior    United States
                            New York, NY  10010       Vice President and Principal
-------------------------------------------------------------------------------------------------------------------


                                                                      Schedule B


                        Executive Officers and Directors
                                       of
                          DLJ Investment Partners, Inc.


     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the DLJ Investment Partners, Inc. The business address of the DLJ Investment Partners, Inc. is 11 Madison Avenue, New York, NY 10010


-------------------------------------------------------------------------------------------------------------------------
             Name                  Business Address                   Title                        Citizenship
-------------------------------------------------------------------------------------------------------------------------
Nicole S. Arnaboldi           11 Madison Avenue         Managing Director                 United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Lawrence M.v.D. Schloss       11 Madison Avenue         Managing Director                 United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Michael S. Isikow             11 Madison Avenue         Principal                         United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Douglas Ladden                11 Madison Avenue         Principal                         United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
John M. Moriarity, Jr.        11 Madison Avenue         Chief Operating Officer           United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Ivy B. Dodes                  11 Madison Avenue         Vice President                    United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Edward A. Poletti             11 Madison Avenue         Vice President and Controller     United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Edward W. Flynn               11 Madison Avenue         Vice President and Director of    United States
                              New York, NY  10010       Taxes
-------------------------------------------------------------------------------------------------------------------------
Mark A. Competiellor          11 Madison Avenue         Vice President and Tax Manager    United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Raymond M. Disco              11 Madison Avenue         Treasurer                         United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Gregory W. Burnes             11 Madison Avenue         Vice President                    United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Peter J. Murray               11 Madison Avenue         Vice President                    United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Lori M. Russo                 11 Madison Avenue         Secretary                         United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------
Rhonda G. Matty               11 Madison Avenue         Assistant Secretary               United States
                              New York, NY  10010
-------------------------------------------------------------------------------------------------------------------------


                                                                      Schedule C


                        Executive Officers and Directors
                                       of
                 Credit Suisse First Boston Private Equity, Inc.
                       (f/k/a DLJ Capital Investors, Inc.)


     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.


-------------------------------------------------------------------------------------------------------------------
        Name and Title               Business Address           Title and Principal Occupation         Citizenship

-------------------------------------------------------------------------------------------------------------------
Lawrence M.v.D. Schloss         11 Madison Avenue            Board Member and Chief Executive       United States
                                New York, NY  10010          Officer
-------------------------------------------------------------------------------------------------------------------
George R. Hornig                11 Madison Avenue            Chief Operating Officer                United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Kenneth J. Lohsen               11 Madison Avenue            Controller                             United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Laura Raftery                   11 Madison Avenue            Treasurer                              United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Edward A. Poletti               11 Madison Avenue            Chief Financial Officer                United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Nicole S. Arnaboldi             11 Madison Avenue            Chief Operating Officer - Funds        United States
                                New York, NY  10010          Management
-------------------------------------------------------------------------------------------------------------------
Lindsey Hollister               11 Madison Avenue            Vice President and General Counsel     United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Michael Arpey                   11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Ivy B. Dodes                    11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Sean Lammers                    11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Edward S. Nadel                 11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
David M. Russell                11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Peter Song                      11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Mina Yu                         11 Madison Avenue            Vice President                         United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Lori M. Russo                   11 Madison Avenue            Secretary                              United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------
Rhonda G. Matty                 11 Madison Avenue            Assistant Secretary                    United States
                                New York, NY  10010
-------------------------------------------------------------------------------------------------------------------


                                                                      Schedule D

                        Directors and Executive Officers
                                       of
                     Credit Suisse First Boston (USA), Inc.

The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB-USA. The business address of the CSFB-USA is 11 Madison Avenue, New York, New York 10010.


------------------------------------------------------------------------------------------------------------------------
NAME                            BUSINESS ADDRESS              TITLE                                   CITIZENSHIP

------------------------------------------------------------------------------------------------------------------------
John J. Mack                    Eleven Madison Avenue         President, Chief Executive Officer      United States
                                New York, NY 10010 USA        and Board Member
------------------------------------------------------------------------------------------------------------------------
Stephen R. Volk                 Eleven Madison Avenue         Managing Director and Board             United States
                                New York, NY 10010 USA        Member
------------------------------------------------------------------------------------------------------------------------
Adebayo O. Ogunlesi             Eleven Madison Avenue         Board Member, Managing Director and     Nigeria
                                New York, NY 10010 USA        Head Global Investment Banking
------------------------------------------------------------------------------------------------------------------------
Eileen K. Murray                Eleven Madison Avenue         Board Member and Managing               United States
                                New York, NY 10010 USA        Director
------------------------------------------------------------------------------------------------------------------------
Brady W. Dougan                 Eleven Madison Avenue         Head of the Securities Division and     United States
                                New York, NY 10010 USA        Board Member
------------------------------------------------------------------------------------------------------------------------
Jeffrey M. Peek                 Eleven Madison Avenue         Board Member and Managing               United States
                                New York, NY 10010 USA        Director, Head of Financial Services
                                                              Division
------------------------------------------------------------------------------------------------------------------------
Andrew B. Federbusch            Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Barbara A. Yastine              Eleven Madison Avenue         Board Member                            United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Brian D. Finn                   Eleven Madison Avenue         Board Member                            United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Jeffrey H. Salzman              Eleven Madison Avenue         Managing Director and Head of           United States
                                New York, NY 10010 USA        Private Client Services/Pershing
------------------------------------------------------------------------------------------------------------------------
Carlos Onis                     Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
D. Wilson Ervin                 Eleven Madison Avenue         Head of Strategic Risk Management       United States
                                New York, NY 10010 USA
------------------------------- ----------------------------- --------------------------------------- ---------------------
David C. Fisher                 Eleven Madison Avenue         Chief Financial and Accounting          United States
                                New York, NY 10010 USA        Officer
------------------------------------------------------------------------------------------------------------------------
Gary G. Lynch                   Eleven Madison Avenue         Managing Director and General Counsel   United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Luther L. Terry, Jr.            Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Neil Radey                      Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Neil Moskowitz                  Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Lewis H. Wirshba                Eleven Madison Avenue         Treasurer                               United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Robert C. O'Brien               Eleven Madison Avenue         Chief Credit Officer                    United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------


                                                                      Schedule E

                        Directors and Executive Officers
                                       of
                        Credit Suisse First Boston, Inc.


The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFBI. The business address of the CSFBI is 11 Madison Avenue, New York, New York 10010.


------------------------------------------------------------------------------------------------------------------------
NAME                            BUSINESS ADDRESS              TITLE                                   CITIZENSHIP

------------------------------------------------------------------------------------------------------------------------
John J. Mack                    Eleven Madison Avenue         President, Chief Executive Officer      United States
                                New York, NY 10010 USA        and Board Member
------------------------------------------------------------------------------------------------------------------------
Stephen R. Volk                 Eleven Madison Avenue         Board Member                            United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Adebayo O. Ogunlesi             Eleven Madison Avenue         Managing Director                       Nigeria
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Brady W. Dougan                 Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Carlos Onis                     Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
D. Wilson Ervin                 Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
David C. Fisher                 Eleven Madison Avenue         Managing Director, Chief                United States
                                New York, NY 10010 USA        Accounting Officer and Controller
------------------------------------------------------------------------------------------------------------------------
David C. O'Leary                Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Gary G. Lynch                   Eleven Madison Avenue         Managing Director and General Counsel   United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Jeffrey M. Peek                 Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Jeffrey H. Salzman              Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Lewis H. Wirshba                Eleven Madison Avenue         Managing Director and Treasurer         United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Neil Moskowitz                  Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Neil Radey                      Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Robert C. O'Brien               Eleven Madison Avenue         Managing Director and Chief Credit      United States
                                New York, NY 10010 USA        Officer
------------------------------------------------------------------------------------------------------------------------
Eileen K. Murray                Eleven Madison Avenue         Managing Director                       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------


                                                                      Schedule F


                 Executive Board Members and Executive Officers
                                       of
                             the CSFB business unit

     The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, New York 10010.


------------------------------------------------------------------------------------------------------------------------
NAME                            BUSINESS ADDRESS              TITLE                                   CITIZENSHIP

------------------------------------------------------------------------------------------------------------------------
John J. Mack                    Eleven Madison Avenue         Chief Executive Officer, Chairman       United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Christopher Carter              Eleven Madison Avenue         Chairman of Europe                      Great Britain
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Brady W. Dougan                 Eleven Madison Avenue         Co-President, Institutional Securities  United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Stephen R. Volk                 Eleven Madison Avenue         Chairman of CSFB                        United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Thomas R. Nides                 Eleven Madison Avenue         Chief Administrative Officer            United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Hector W. Sants                 Eleven Madison Avenue         Chief Executive Officer and             Great Britain
                                New York, NY 10010 USA        Assistant Vice Chairman of
                                                              European Region
------------------------------------------------------------------------------------------------------------------------
Richard E. Thornburgh           Eleven Madison Avenue         Chief Risk Officer of Credit Suisse     United States
                                New York, NY 10010 USA        Group
------------------------------------------------------------------------------------------------------------------------
Adebayo Ogunlesi                Eleven Madison Avenue         Global Head of Investment Banking       Nigeria
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Eileen K. Murray                Eleven Madison Avenue         Head of Global Technology,              United States
                                New York, NY 10010 USA        Operations and Product Control
------------------------------------------------------------------------------------------------------------------------
Brian Finn                      Eleven Madison Avenue         Member of CSFB Office of the Chairman   United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Gary G. Lynch                   Eleven Madison Avenue         Global General Counsel and Vice         United States
                                New York, NY 10010 USA        Chairman to Oversee Research and
                                                              Legal and Compliance Departments
------------------------------------------------------------------------------------------------------------------------
Paul Calello                    Eleven Madison Avenue         Chairman and Chief Executive            United States
                                New York, NY 10010 USA        Officer of the Asia-Pacific Region
------------------------------------------------------------------------------------------------------------------------
Michael Clark                   Eleven Madison Avenue         Co-Head of the Equity Division          United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Bennett J. Goodman              Eleven Madison Avenue         Chairman of Merchant Banking and        United States
                                New York, NY 10010 USA        Leverage Finance
------------------------------------------------------------------------------------------------------------------------
James P. Healy                  Eleven Madison Avenue         Co-Head of the Fixed Income             United States
                                New York, NY 10010 USA        Division
------------------------------------------------------------------------------------------------------------------------
James E. Kreitman               Eleven Madison Avenue         Co-Head of the Equity Division          United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------
Jeffrey M. Peek                 Eleven Madison Avenue         Vice Chairman and Head of               United States
                                New York, NY 10010 USA        Financial Services Division
------------------------------------------------------------------------------------------------------------------------
Jerry Wood                      Eleven Madison Avenue         Co-Head of the Fixed Income             United States
                                New York, NY 10010 USA        Division
------------------------------------------------------------------------------------------------------------------------
Barbara A. Yastine              Eleven Madison Avenue         Chief Financial Officer                 United States
                                New York, NY 10010 USA
------------------------------------------------------------------------------------------------------------------------



                                                                      SCHEDULE G

                        Directors and Executive Officers
                                       of
                     Credit Suisse First Boston Corporation

     The following table sets forth the name, business address, present principal occupation and citizenship of each director and executive officer of CSFB. The business address of the Reporting Person is 11 Madison Avenue, New York, New York 10010.


-------------------------------------------------------------------------------------------------------
Name                     Business Address        Title and Present Principal Occupation     Citizenship
-------------------------------------------------------------------------------------------------------
John J. Mack             11 Madison Avenue       President, Chief Executive Officer,             USA
                         New York, NY 10010      Board Member
-------------------------------------------------------------------------------------------------------
Gary G. Lynch            11 Madison Avenue       Managing Director, General Counsel              USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Richard F. Brueckner     11 Madison Avenue       Managing Director                               USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Michael Campbell         11 Madison Avenue       Managing Director                               USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Brady W. Dougan          11 Madison Avenue       Managing Director, Board Member                 USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
D. Wilson Ervin          11 Madison Avenue       Managing Director                               USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Jeffrey M. Peek          11 Madison Avenue       Board Member                                    USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Robert C. O'Brien        11 Madison Avenue       Managing Director                               USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Carlos Onis              11 Madison Avenue       Managing Director, Board Member                 USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Richard E. Thornburgh    11 Madison Avenue       Managing Director, Board Member                 USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
David C. Fisher          11 Madison Avenue       Chief Financial Officer, Board Member           USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Frank J. DeCongelio      11 Madison Avenue       Head of Operations                              USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Lewis H. Wirshba         11 Madison Avenue       Treasurer                                       USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
Rochelle Pullman         11 Madison Avenue       Controller                                      USA
                         New York, NY 10010
-------------------------------------------------------------------------------------------------------
